SEC

22004652

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 3 1 2022
Washington, DC

SEC FILE NUMBER
8-44118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Main Street
(No. and Street)

Cold Spring Harbor	NY	11724
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael N. Taglich — 631-757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael N. Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD C. OH
Notary Public, State of New York
Reg. No. 02OH5010493
Qualified in Suffolk County
Commission Expires March 29, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taglich Brothers, Inc.

Financial Statements

PUBLIC

For The Year Ended December 31, 2021

TAGLICH BROTHERS, INC.
DECEMBER 31, 2021

TABLE OF CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Taglich Brothers, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 28, 2022

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS:		
Cash	$	1,140,713
Due from clearing broker, net		692,627
Securities, at fair value		1,336,489
Customer receivables, less allowance for credit losses		1,548,143
Notes receivable and accrued interest - related party		242,472
Prepaid expenses and other assets		12,733
Property and equipment, net of accumulated depreciation		106,065
Operating right-of-use asset		54,228
TOTAL ASSETS	**$**	**5,133,470**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	1,981,814
Client advances - financial research		13,500
Operating lease liability		60,118
Note payable - PPP loan		262,675
TOTAL LIABILITIES		**2,318,107**
COMMITMENT AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding		130
Additional paid-in capital		844,277
Retained earnings		2,070,636
Treasury stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		2,815,363
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**5,133,470**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1 - ORGANIZATION

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. The Company is located in Cold Spring Harbor, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are primarily used to (1) value allowance for credit losses for website research, (2) value level three securities and (3) calculate stock compensation.

Customer Receivables

The Company accounts for its financial instruments under the guidance of ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," along with related clarifications and improvements. This pronouncement requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Company carries its customer receivables at cost, less an allowance for credit losses. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for credit losses, based on a history of past write-offs and collections and current credit conditions. See Note 5.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company accounts for revenue under the provisions of ASC Topic 606, "Revenue from Contracts with Customers" ("ASC 606"). Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The following table presents our total revenues separated for revenues from contracts with customers and other sources of revenues:

Revenues from contracts with customers:	
Private placement and investment banking income	$ 5,876,413
Asset management fees	908,840
Financial advisory income	735,447
Commissions	246,137
Financial research and internet website listings	193,500
Total revenue from contracts with customers	7,960,337
Other sources of revenue:	
Principal transactions	(82,055)
Interest and dividend income	30,682
Forgiveness of prior year PPP loan	283,100
Total other sources of revenue	231,727
Total revenues	**$ 8,192,064**

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing private debt. Private placement and investment banking income is recognized as revenue upon completion of the underlying transaction based on the terms of the agreement. Any expenses reimbursed by our clients are recognized as investment banking income.

Costs associated with these transactions are recognized when incurred.

Asset management fees: The Company earns asset management fees in connection with investment advisory services provided to various funds and accounts. Management fees are determined at the beginning of the quarter based on the value of the account. The Company is currently recording one-third of the fee in each month of the quarter.

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Commissions: The Company earns commission revenue by executing, settling and clearing transactions for clients through its clearing broker. Trade execution and clearing services, when provided together; represent a single performance obligation, as the services are not separately identifiable in the context of the contract. Commission revenues are recognized at a point in time on the trade-date and are generally received on the settlement date.

Financial research and internet website listings: The Company enters into agreements with entities to provide research reports on its website so investors can make informed investment decisions. According to these agreements, the Company is obligated to post an initial research report and provide quarterly updates thereafter for each entity. Each entity remits an initial deposit and a monthly payment according to its related agreement. These payments are initially classified as client advances – financial research, and are recognized as revenue as the research report is released for each entity.

Principal transactions: Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Realized and unrealized changes in fair value are recognized in principal transactions in the period in which the change occurs.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of December 31, 2021.

Remaining performance obligations are services that the Company has committed to perform in the future in connection with its contracts with clients. The Company's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction. For the Company's asset management agreements, where fees are calculated based on the net asset value of the fund or separately managed account, future revenues associated with remaining performance obligations cannot be determined as such fees are subject to fluctuations in the market value of investments held by the fund or separately managed account.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (client advances) until the performance obligations are satisfied.

Net receivables related to revenues from contracts with customers amounted to $1,548,143 at December 31, 2021. Client advances amounted to $13,500 at December 31, 2021. The Company recognized revenue of $10,250 in the year ended December 31, 2021 that was included in client advances at December 31, 2020.

Contract Costs

The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Disaggregation of Revenue

The Company does not disaggregate revenue other than by product line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company accounts for leases under the provisions of ASC Topic 842, "Leases" ("ASC 842"). The standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and classify as either operating or finance leases. The provisions of ASC 842 had a significant effect on the Company's statement of financial condition resulting in increased assets and liabilities.

In accordance with ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and the classification of the lease including whether the contract involves the use of a distinct identified asset, whether the Company obtains the right to substantially all the economic benefit from the use of the asset, and whether the Company has the right to direct the use of the asset. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less under practical expedient in paragraph ASC 842-20-25-2. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. The implicit rate within the Company's operating leases are generally not determinable and, therefore, the Company uses the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of the Company's incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate for each lease using its estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain the Company will exercise that option. An option to terminate is considered unless it is reasonably certain the Company will not exercise the option.

Valuation of Securities

The Company's securities are stated at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures." See Note 6 for discussion of fair value measurements.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Expenditures that enhance the useful lives of the assets are capitalized and depreciated. Maintenance and repairs are expensed as incurred. When properties are retired or otherwise disposed of, related costs and related accumulated depreciation are removed from the accounts.

Useful lives are as follows:

Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Life of lease

Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation for federal and New York State purposes. As an S corporation, the Company is not subject to federal or New York State income taxes but is liable for state franchise taxes. Accordingly, no provision for federal and New York income taxes has been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the stockholders.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2021, the Company had no material unrecognized tax benefits.

The Company filed federal and New York State income tax returns through 2020. The Company is no longer subject to federal and New York examinations by tax authorities for the years before 2018.

Impact of Covid

On March 11, 2020, the World Health Organization announced that infections caused by the coronavirus disease of 2019 ("COVID-19") had become pandemic, and on March 13, 2020, the U.S. President announced a national emergency relating to the disease. National, state and local authorities have adopted various regulations and orders, including mandates on the number of people that may gather in one location and closing non-essential businesses. To date, the Company has adjusted its operations to comply with State guidelines.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impact of Covid (Continued)

Financial impacts related to COVID-19, including actions and costs in response to the pandemic, were not material to the Company's year-end December 31, 2021 financial position, results of operations or cash flows. Going forward, the Company currently expects the COVID-19 crisis not to result in a reduction to the year-end December 31, 2022 revenue and operating margins.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 28, 2022. There were no significant subsequent events or transactions, which required recognition or disclosure in the financial statements.

3 - DUE FROM CLEARING BROKER

The amount due from clearing broker of $692,627 at December 31, 2021 consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 722,733	$ -
Fees and commissions payable	-	30,105
	$ 722,733	**$ 30,105**

The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. Effective January 1, 2022, the Company switched to a different broker-dealer as its clearinghouse.

The Company's due from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 - CUSTOMER RECEIVABLES AND PAYABLES

Customer receivables and payables arise in connection with the Company's investment banking and website research business activities. As of December 31, 2021, customer receivables related to the investment banking business consisted of unissued warrants and preferred stock valued at $1,471,605. The warrants were valued using the Black Scholes Model as of the date of the closing of each related private placement and were revalued as of December 31, 2021. The preferred stock was valued at fair value.

As of December 31, 2021, customer receivables related to the website research and the financial advisory business were $30,000. The Company estimated an allowance for credit losses to be $15,000 at December 31, 2021.

Included in accounts payable and accrued expenses is $1,583,140 of accrued compensation that is payable to the Company's representatives as of December 31, 2021.

6 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021.

Common Stock

Common stock that is listed on a securities exchange or that are traded on a listed market are fair valued at their last sale price on the measurement date on the largest securities exchange or listed market on which such securities are traded.

The fair value of common stock that is not listed on an exchange and that is not traded on a listed market, and for which no external pricing services or broker-dealer quotations is available, is estimated in good faith by the Company. The Company has one investment in a private operating company whose shares do not trade on established exchanges. At December 31, 2021, the investment in the one common stock of $241,530 was estimated in good faith by the Company.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, all securities that are measured at fair value on a recurring basis as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Common stock:				
Service	$ 215,250	$ -	$ -	$ 215,250
Consumer goods	105,246	-	-	105,246
Industrial	291,649	-	-	291,649
Technology	481,907	-	241,530	723,437
Other	907	-	-	907
Total Common Stock	1,094,959	-	241,530	1,336,489
Total	**$ 1,094,959**	**$ -**	**$ 241,530**	**$ 1,336,489**

Level 3 Information

There were no purchases or sales of level 3 securities during the year ended December 31, 2021. In the year ended December 31, 2021, there were no transfers to or from level 3. The Company valued its investment in the level 3 common stock based upon an independent appraisal of the investee. The estimated fair market value of the common stock was $0.71 per share.

7 - CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains its cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Customer Receivables and Total Revenue

One customer accounted for approximately 84% of net customer receivables at December 31, 2021.

Two customers accounted for approximately 40% of the Company's revenue for the year ended December 31, 2021.

8 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2021:

Equipment	$ 57,731
Furniture and fixtures	49,768
Leasehold improvements	36,956
	144,455
Less: accumulated depreciation	38,390
	$ 106,065

Depreciation expense totaled $21,120 for the year ended December 31, 2021.

9 - NOTE PAYABLE - PPP LOAN

On May 1, 2020, the Company received a loan totaling $283,100 related to its filing under the Paycheck Protection Program and Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The loan was evidenced by a note. At least 60% of the proceeds of the loan was used for payroll and payroll-related costs, in accordance with the applicable provisions of the federal statute authorizing the loan program administered by the Small Business Administration ("SBA") and the rules promulgated thereunder. The loan was forgiven on September 30, 2021.

The Company had elected to treat the note as debt under FASB ASC 470. As such, the Company derecognized the liability when the note was forgiven in 2021, and has included forgiveness of indebtedness income in the accompanying statement of operations.

9 - NOTE PAYABLE - PPP LOAN (CONTINUED)

On January 29, 2021, the Company received a second loan totaling $262,675 related to its filing under the CARES Act. The loan is evidenced by a note. At least 60% of the proceeds of the loan must be used for payroll and payroll-related costs, in accordance with the applicable provisions of the federal statute authorizing the loan program administered by the SBA and the rules promulgated thereunder.

The payment terms of the second note include the following:

1. The note bears interest at the rate of 1% per annum and matures on January 29, 2026.
2. No payments during the deferral period, which is defined as the six-month period beginning on the date of the note of January 29, 2021.
3. Commencing one month after the expiration of the deferral period, and continuing on the same day of each month thereafter until the maturity date, the Company shall pay to the Lender, monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the note on the last day of the deferral period by the maturity date of January 29, 2026.
4. On the maturity date, the Company shall pay the Lender any and all unpaid principal plus accrued and unpaid interest plus interest accrued during the deferral period.
5. Payments shall be allocated as follows: (1) to interest accrued to the day the Lender received the payment, (2) to bring principal current and (3) to any remaining balance to reduce principal.
6. The Company may prepay this note at any time without payment of any premium.

The Company has elected to treat the note as debt under FASB ASC 470. As such, the Company will derecognize the liability only when the note is forgiven in whole or in part and the Company is legally released or repays the loan. In March 2022, the Company submitted the PPP loan forgiveness application with the Lender.

At December 31, 2021, the Company owes the Lender $262,675.

10 - RELATED PARTY TRANSACTIONS

<u>Administrative Management Fees</u>

The Company operates under an expense sharing agreement, and pays a monthly administrative management fee to an affiliated corporation. Administrative management fees of $95,167 were incurred during the year ended December 31, 2021.

<u>Commissions and Underwriting Income</u>

The Company received commissions and underwriting income of $5,876,413 and monitoring fees of $358,780 during the year ended December 31, 2021 related to certain investment banking transactions in which the officers or certain employees of the Company are either stockholders or directors of the companies for which funds were raised. The commissions and underwriting income are classified as part of private placement and investment banking income and the monitoring fees are classified as part of financial advisory income in the statement of operations.

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest

The Company received notes receivable as partial payment for private placement services for an entity (the "Entity") in which officers or certain employees of the Company are either stockholders and/or directors. Notes receivable and accrued interest consisted of the following at December 31, 2021.

	Notes Receivable	Accrued Interest	Total
6% Convertible Subordinated Note	$ 213,242	$ 1,066	$ 214,308
7% Convertible Subordinated Note	28,000	164	28,164
	$ 241,242	**$ 1,230**	**$ 242,472**

6% Convertible Subordinated Note:

From November 23, 2016 through March 21, 2017, the Company acted as placement agent for the Entity for the private placement of subordinated convertible notes. In lieu of cash, the Company received a note in the aggregate principal amount of $382,000. The terms of the note were amended and included the following:

1. The note was scheduled to mature on July 1, 2023.
2. Interest on the unpaid principal amount of the note accrued and was to be paid at maturity or at the Company's option, upon conversion of the note into shares of common stock of the Entity.
3. The note bore interest at the rate of 6% per annum if such interest was to be paid in cash, 8% per annum if the accrued interest on the note was converted into shares of common stock of the Entity.
4. The note could be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company had the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $1.50 per share.
6. The note was subordinate to the senior debt of the Entity.

In December 2020, two of the Company's officers purchased a portion of the note (face value of $200,000) and paid the Company $200,000. At December 31, 2020, the Company was owed principal of $182,000 and accrued interest of $31,242.

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest (Continued)

6% Convertible Subordinated Note (Continued):

On January 1, 2021, a new note in the principal amount of $213,242 was issued which included the accrued interest owing at December 31, 2020. The terms of the new note include the following:

1. The note matures on July 1, 2026.
2. Interest on the unpaid principal amount of the note accrued and may be paid at maturity or at the Company's option, upon conversion of the note into shares of the common stock of the Entity.
3. The note bears interest at the rate of 6% per annum if such interest was to be paid in cash, 8% per annum if the accrued interest on the note is converted into shares of common stock of the Entity.
4. The note can be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company has the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $1.50 per share.
6. The note is subordinate to the senior debt of the Entity.

7% Convertible Subordinated Note:

In January 2019, the Company acted as placement agent for the Entity for the private placement of subordinated convertible notes. In lieu of cash, the Company received a note in the principal amount of $80,000. The terms of the note were amended and included the following:

1. The note was scheduled to mature on July 1, 2026.
2. Interest on the unpaid principal amount of the note accrued and was to be paid at maturity or at the Company's option, upon conversion of the note into shares of common stock of the Entity.
3. The note bore interest at the rate of 7% per annum.
4. The note could be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company had the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $0.93 per share.
6. The note was subordinate to the senior debt of the Entity.

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest (Continued)

7% Convertible Subordinated Note (Continued):

In December 2020, two of the Company's officers purchased a portion of the note (face value of $52,000) and paid the Company $52,000. In January 2021, the Company received an interest payment of $232.

On January 1, 2021, a new note in the principal amount of $28,000 was issued. The terms of the new note include the following:

1. The note matures on July 1, 2023.
2. Interest on the unpaid principal amount of the note accrues and may be paid at maturity or at the Company's option, upon conversion of the note into shares of the common stock of the Entity.
3. The note bears interest at the rate of 7% per annum
4. The note can be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company has the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $0.93 per share.
6. The note is subordinate to the senior debt of the Entity.

Interest income on the notes for the year ended December 31, 2021 totaled $14,845.

11 - OPERATING LEASE

On February 15, 2020, the Company's affiliate entered into a lease for its office space expiring on February 28, 2023. The affiliate received a rent holiday for the period from February 15, 2020 through April 30, 2020. The lease also provides for scheduled increases in base rent. Monthly rent over the term of the lease averages approximately $3,989.

As the lease provided for a rent holiday and provides for scheduled increases in base rent, rent expense is charged to operations using the straight-line method over the term of the lease. This results in rent expense being charged to operations at inception of the lease in excess of required lease payments. This excess is reflected as a decrease in the operating ROU asset in the accompanying statement of financial condition.

11 - OPERATING LEASE (CONTINUED)

The following tables present the components of lease expense and supplemental balance sheet information relating to the operating lease as of and for the year ended December 31, 2021.

Statement of Operations Information	
Operating lease cost	$ 47,822
Statement of Financial Condition Information	
Operating right-of-use asset	$ 54,228
Operating lease liability	$ 60,118
Remaining lease term (in years)	1.17
Weighted average discount rate	4.25%

Supplemental cash flow information related to the lease was as follows, for the year ended December 31, 2021:

Cash paid for amounts included in the measurement of operating lease liabilities	$ 51,850

Future minimum payments under the operating lease are as follows as of December 31, 2021:

Year Ending December 31,	Principal	Imputed Interest	Total
2022	$ 51,322	$ 1,565	$ 52,887
2023	8,796	47	8,843
Total	$ 60,118	$ 1,612	$ 61,730

12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company has net capital of $1,403,362, which was $1,269,948 in excess of its minimum required net capital of $133,414 and a total aggregate indebtedness of $2,001,203. The Company's net capital ratio was 1.43 to 1.

13 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not match employee contributions.

14 - CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings, which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.